June 11, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your April 14, 2009, letter providing comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above. We have carefully considered the comments of the Staff and provide our responses below.
For those items where the Staff has asked the Company to provide supplemental information we have included such information below in our detailed responses.
At your request, the Company is acknowledging the following with respect to our responses provided in this filing:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2008 (“Form 10-K”)
Item 1A. Risk Factors, page 22
SEC Comment 1:
We have experienced and may experience additional future downgrades..., page 25
Please revise to quantify the nature and amount of collateral that you may be required to post if rating agencies downgrade you below your current insurance financial strength level.
Company Response 1:
In the Company’s Form 10-Q for the three months ended March 31, 2009, we included the following disclosure within Capital Resources and Liquidity and Note 9 of Notes to the Condensed Consolidated Financial Statements. We will continue to provide this disclosure in subsequent quarterly filings and in our Form 10-K for the year ended December 31, 2009. We will also update this disclosure to include a statement that the nature of collateral that we may be required to post is primarily in the form of U.S. Treasury bills and U.S. Treasury notes.
“Derivative Commitments
Certain of the Company’s derivative agreements contain provisions that are tied to the financial strength ratings of the individual legal entity with the derivative agreement as set by nationally recognized statistical rating agencies. If the insurance operating entity’s financial strength were to fall below certain ratings, the counterparties to the derivative agreements could demand immediate and ongoing full collateralization and in certain instances demand immediate settlement of all outstanding derivative positions traded under each impacted bilateral agreement. The settlement amount is determined by netting the derivative positions transacted under each agreement. If the termination rights were to be exercised by the counterparties, it could impact the insurance operating entity’s ability to conduct hedging activities by increasing the associated costs and decreasing the willingness of counterparties to transact with the insurance operating entity. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position as of March 31, 2009, is $433. Of this $433, the insurance operating entities have posted collateral of $325 in the normal course of business. Based on derivative market values as of March 31, 2009, a downgrade of one level below the current financial strength ratings by either Moody’s or S&P could require approximately an additional $50 to be posted as collateral. Based on derivative market values as of March 31, 2009, a downgrade by either Moody’s or S&P of two levels below the insurance operating entities’ current financial strength ratings could require approximately an additional $95 of assets to be posted as collateral. These collateral amounts could change as derivative market values change or as a result of changes in our hedging activities.
The table below presents the aggregate notional amount and fair value of derivative relationships that could be subject to immediate termination in the event of further rating agency downgrades.

	As of March 31, 2009
Ratings levels	Notional Amount	Fair Value
Either BBB+ or Baa1	$7,724	$143
Both BBB+ and Baa1 [1]	$15,904	$1,034

[1]	The notional amount and fair value include both the scenario where only one rating agency takes action to this level as well as where both rating agencies take action to this level.

The notional and fair value amounts in the table above include a customized GMWB derivative with a fair value of $486 and a notional amount of $4.7 billion, for which the Company has a contractual right to make a collateral payment in the amount of approximately $50 to prevent its termination.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Life
SEC Comment 2:
Net Investment Spreads, page 72
Since it appears that these spreads would be effected (sic) by your derivatives and reinsurance programs that you discuss in the Life section of Capital Markets Risk Management and in Note 5 of the financial statements, please revise to also include the effect that these programs had on the 2008 decrease in these spreads. Quantify the contribution of each factor to the 2008 decrease in spreads.
Company Response 2:
Net investment spread is not affected by the Company’s derivatives and reinsurance programs for the reasons described below. As the gains and losses from the Company’s derivatives and reinsurance programs do not affect net investment spread, there are no amounts to quantify for purposes of this disclosure.
As we disclose in Note 1 of Notes to Consolidated Financial Statements, we record the earnings effect of our derivative programs and our GMWB reinsurance programs, which are also considered freestanding derivatives in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, within Net Realized Capital Gains or Losses in our Consolidated Statements of Operations.
We have defined Net Investment Spread on page 72 as follows: “Net investment spread is determined by taking the difference between the earned rate and the related crediting rates on average general account assets under management.” This definition excludes realized gains or losses on derivatives and reinsurance derivatives. The definition’s primary components are net investment income and interest credited to contract holders. We will clarify this definition in the Company’s Form 10-Q for the three and six months ended June 30, 2009 and in subsequent filings.
We have also stated on page 72 that, “Management evaluates performance of certain products based on net investment spread. These products include those that have insignificant mortality risk, such as fixed annuities, certain general account universal life contracts and certain institutional contracts.” Based on the Company’s definition of Net Investment Spread and based on the products lines for which the Company assesses performance using Net Investment Spread, which excludes our variable annuity product line and the related hedging and reinsurance, the effect of our derivative programs and GMWB reinsurance programs are appropriately excluded from this disclosure.

SEC Comment 3:
Profitability, page 75
You reconcile various non-GAAP financial measures that exclude realized gains (losses) and DAC unlock to the corresponding GAAP financial measures. Please revise to adequately explain why these measures are useful to an investor and how they are used by management. Please refer to Item 10(e)(i) of Regulation S-K. In addition, revise to also discuss the reasons for fluctuations in the GAAP financial measures. This comment also applies to your disclosure on expenses starting on page 73.
Company Response 3:
A.	In the Company’s Form 10-Q for the three and six months ended June 30, 2009, and in subsequent filings, we will include a statement as follows:
“Return on assets (“ROA”) or after-tax margin, excluding realized gains (losses) and DAC unlock is a non-GAAP financial measure that the Company uses to evaluate, and believes is an important measure of, segment operating performance. ROA or after-tax margin is the most directly comparable GAAP measure. The Hartford believes that the measure of ROA or after-tax margin, excluding realized gains (losses) and DAC unlock provides investors with a valuable measure of the performance of the Company’s on-going businesses because it reveals trends in our businesses that may be obscured by the effect of realized gains (losses) or periodic DAC unlocks. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to insurance aspects of our businesses. Accordingly, these non-GAAP measures exclude the effect of all realized gains and losses that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized capital gains and losses are integrally related to our insurance operations, so ROA and after-tax margin, excluding the realized gains (losses) and DAC unlock should include net realized gains and losses such as net periodic settlements on credit derivatives and net periodic settlements on the Japan fixed annuity cross-currency swap. These net realized gains and losses are directly related to an offsetting item included in the statement of operations such as net investment income. DAC unlocks occur when the Company determines that estimates of future gross profits should be revised in accordance with Statement of Financial Accounting Standards No. 97. As the DAC unlock is a reflection of the Company’s new best estimates of future gross profits, the result and its impact on ROA and after-tax margin is meaningful; however, it does distort the trend of ROA and after-tax margin. ROA or after-tax margin, excluding realized gains (losses) and DAC unlock should not be considered as a substitute for ROA or after-tax margin and does not reflect the overall profitability of our businesses. Therefore, the Company believes it is important for investors to evaluate both ROA or after-tax margin and ROA or after-tax margin, excluding realized gains (losses) and DAC unlock when reviewing the Company’s performance.”

B.	In our disclosures on pages 75 and 76 of the Form 10-K we have explained the reasons for the fluctuations in the non-GAAP financial measure of ROA or after-tax margin, excluding realized gains (losses) and DAC unlock. We have also quantified the effect of excluding realized gains (losses) and DAC unlock from the GAAP financial measures of ROA and after-tax margin on page 75. As we have quantified the results of excluding realized gains (losses) and the DAC unlock, on page 75, combined with the reasons for fluctuations in the non-GAAP financial measures, we have described and disclosed all reasons for fluctuations in the GAAP financial measures.

C.	In the Company’s Form 10-Q for the three and six months ended June 30, 2009, and in subsequent filings, we will include the following statement as it relates to the DAC amortization ratio measures on page 73.
“The DAC amortization ratio, excluding realized gains (losses) or DAC unlock, is a non-GAAP financial measure. The DAC amortization ratio is the most directly comparable GAAP measure. The Hartford believes that the measure of the DAC amortization ratio, excluding realized gains (losses) or DAC unlock, provides investors with a valuable measure of the Company’s on-going DAC amortization rate because it reveals trends in our DAC amortization rate that may be obscured by the effect of realized gains (losses) or periodic DAC unlocks. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to insurance aspects of our businesses. Accordingly, this non-GAAP measure excludes the effect of all realized gains and losses that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized capital gains and losses are integrally related to our insurance operations, so the DAC amortization ratio, excluding the realized gains (losses) or DAC unlock, should include net realized gains and losses such as net periodic settlements on credit derivatives and net periodic settlements on the Japan fixed annuity cross-currency swap. These net realized gains and losses are directly related to an offsetting item included in the statement of operations such as net investment income. DAC unlocks occur when the Company determines that estimates of future gross profits should be revised in accordance with Statement of Financial Accounting Standards No. 97. As the DAC unlock is a reflection of the Company’s new best estimates of future gross profits, the result and its impact on the DAC amortization ratio is meaningful; however, it does distort the trend of the DAC amortization ratio. The DAC amortization ratio, excluding realized gains (losses) or DAC unlock, should not be considered as a substitute for the DAC amortization ratio. Therefore, the Company believes it is important for investors to evaluate both the DAC amortization ratio, excluding realized gains (losses) or DAC unlock, and the DAC amortization ratio when reviewing the Company’s performance.”

SEC Comment 4:
Retail
Year ended December 31, 2008 compared to the year ended December 31, 2007, page 80
Please revise to disclose the impact on your operating results of the GMWB liability and corresponding derivatives and reinsurance programs that you discuss in your disclosure about the GMWB product derivatives and reinsurance information in Note 5 (sic). Quantify the contribution of each factor to your operating results. Also, quantify the reasonably likely impact of continuing market volatility on the cost and effectiveness of your GMWB hedging program.
Company Response 4:
A.	We disclose in the Form 10-K on page 80:
“Net income decreased primarily as a result of increased realized capital losses, the impact of the 2008 Unlock charge, the impairment of goodwill attributed to the individual annuity line of business and the effect of equity market declines on variable annuity and mutual fund fee income. Included in net realized capital losses in 2008 were changes in value on GMWB derivatives, impairments, and the adoption of SFAS 157 during the first quarter of 2008. For further discussion of the SFAS 157 transition impact, see Note 4 in the Notes to the Consolidated Financial Statements. For further discussion of realized capital losses, see the Realized Capital Gains and Losses by Segment table under Life’s Operating Section of the MD&A.”
In this disclosure, the Company refers investors to our discussion on Realized Capital Gains and Losses, which is contained on pages 78-79. Within the discussion on pages 78-79, we refer investors to Note 4 of Notes to the Consolidated Financial Statements for a discussion of the results of our Dynamic Hedge Program. The Dynamic Hedge Program contains the impact of the mark to market of the GMWB liability and corresponding change in fair value of the derivatives used to hedge the GMWB liability. Within Note 4, on page F-40, we include the components of our GMWB hedging program, including separate disclosure of the impact on realized gains (losses) from the periodic mark to market of the GMWB liability, the freestanding derivatives used to hedge GMWB, the reinsurance derivatives used to hedge GMWB and customized derivatives used to hedge GMWB. We also discuss the reasons for fluctuations in realized gains (losses) related to our Dynamic Hedging Program on page F-41.
Because the impact of the GMWB liability and the related derivative and reinsurance programs is relevant to much of our disclosure, the Company determined to disclose all GMWB related activity in Note 4 and refer investors to Note 4 as applicable when discussing a financial metric, measure or amount which had been affected by the GMWB liability and related derivative and reinsurance programs. This approach avoids unnecessary repetition of disclosure in the Form 10-K. We will add the disclosures included in Note 4 to our discussion of the impact of the GMWB liability on our operating results in the Company’s Form 10-Q for the three and six months ended June 30, 2009, and subsequent filings.

B.	On page 65 of the Form 10-K we disclose the following:
“Significant declines in equity markets and increased equity market volatility are also likely to continue to impact the cost and effectiveness of our GMWB hedging program. Continued equity market volatility could result in material losses in our hedging program. For more information on the GMWB hedging program, see the Equity Risk Management section within Capital Markets Risk Management.”
In the Company’s Form 10-Q for the three and six months ended June 30, 2009, and subsequent filings, we will add disclosure to quantify the impact that certain capital market movements could have on our Dynamic GMWB hedging program (The Dynamic GMWB hedging program includes the net change in fair value of the GMWB liability and the related hedging assets.) This disclosure will be substantially similar to the following disclosure, which we provide supplementally with respect to the construction of our derivative hedging program as of December 31, 2008:
“Based on the construction of our derivative hedging program as of December 31, 2008, which can change based on capital market conditions, notional amounts and other factors and has changed as we have disclosed elsewhere, an independent change in the following capital market factors is likely to have the following impacts. Each of the sensitivities set forth below is estimated individually, without consideration of any correlation among the key assumptions. Therefore, it would be inappropriate to take each of the sensitivities below and add them together in an attempt to estimate the volatility in our GMWB hedging program. In addition, there are other factors, including policyholder behavior, which could materially impact the GMWB liability. As a result, actual net changes in the value of the GMWB liability and the related derivative hedging assets may vary materially from those calculated using only the sensitivities disclosed below:

Net Impact on
Hedging Program
Pre-Tax/DAC Gain
Capital Market Factor	(Loss)

Equity Markets decrease 1%	$1
Volatility increases 1%	($48)
Interest Rates decrease 1 basis point	($4)

SEC Comment 5:
Capital Resources and Liquidity
Ratings, page 195
You state on page 25 that a ratings downgrade of three levels below your current financial strength levels could trigger potentially material collateral calls on certain derivative instruments as well as counterparty rights to terminate derivative relationships. Please disclose the expected effects that ratings downgrades could have on your results of operations, financial condition and liquidity.
Company Response 5:
As discussed in our response to SEC Comment 1, we have added the disclosure presented in Company Response 1 in the Company’s Form 10-Q for the three months ended March 31, 2009.
We also added the following Risk Factor in our Form 10-Q for the three months ended March 31, 2009:
"Persistent stress in financial markets and recessionary global economic conditions have continued to adversely affect our business and results.
Persistent stress in financial markets and recessionary global economic conditions have continued to adversely affect our operations and results in the first quarter of 2009, and the impact and potential effects of governmental stimulus, budgetary and other financial measures in the world’s major economies remain uncertain. Although there was no material net change in our capital position at March 31, 2009 compared with the end of 2008, our capital position is likely to remain under pressure if the recessionary economic environment is prolonged. In addition, our long-term debt and financial strength ratings were downgraded by the major rating agencies in the first quarter of 2009, in most cases with a negative outlook. Certain of our Life and Property-Casualty lines of business have been particularly adversely affected by these conditions.
In light of these factors, we have been undertaking a wide-ranging review of initiatives to stabilize our ratings and to mitigate and reduce risks associated with various business lines (including product and pricing changes) and our investment portfolio. We have also been reviewing a number of strategic alternatives that could reduce risk and help stabilize ratings by improving the Company’s capital position, including the restructuring, discontinuation or disposition of various business lines. In this regard, we are suspending all new sales in our Japan and European operations, and we are evaluating strategic options with respect to our Institutional markets businesses. Another potential source of capital that could help stabilize ratings is the Capital Purchase Program (“CPP”) administered by the U.S. Treasury Department. Our application to participate in the CPP remains pending, and we cannot predict whether, when or in what amount our participation may be approved. Our actions to date and other initiatives we may undertake, including any participation in the CPP, may not be concluded successfully or on favorable terms and may not fully achieve the anticipated benefits. Any such actions or initiatives could also significantly change the structure of our operations and perceptions of our prospects and materially affect our results and financial position.”

We also added in the Outlook sections of the Management’s Discussion and Analysis of Financial Condition and Results of Operations within the Form 10-Q for the three months ended March 31, 2009, the following:
"Individual Life
Future sales for all products will be influenced by the Company’s ratings, as published by the various ratings agencies, and active management of current distribution relationships, including recent merger and consolidation activity, and the development of new sources of distribution, while offering competitive and innovative new products and product features. The current economic environment poses challenges for future sales; while life insurance products respond well to consumer demand for financial security and wealth accumulation solutions, individuals may be reluctant to transfer funds when market volatility has recently resulted in significant declines in investment values. In addition, the availability and terms of capital solutions in the marketplace, as discussed below, to support universal life products with secondary guarantees, may influence future growth.”
"Property & Casualty
Ongoing Operations
In 2009, management expects Ongoing Operations written premium to be lower, reflecting the effects of the downturn in the economy, the adverse impact of recent ratings downgrades on certain segments of our portfolio, and a continuation of competitive market conditions. The effects of the downturn in the economy, which intensified during the first quarter of 2009, are manifested in rapidly declining new car and home sales, lower rates of small business formations, higher rates of small business failures, and declining payrolls. A continuation of these negative economic trends will adversely affect new business growth rates, increase mid-term cancellations, and exacerbate declining levels of coverage and average written premium across all lines of business. Written premium declines may be greater than expected if the economy deteriorates further or if the market perceives greater uncertainty about the financial strength of the Company.”
"Small Commercial
Within Small Commercial, management expects written premium in 2009 will be lower, driven by a decrease in new business growth and lower premium renewal retention in all lines. In the first quarter of 2009, Small Commercial’s written premium decreased by 7% driven, in part, by the effects of the economic downturn as the Company has seen an increase in cancellations, lower earned audit premium, a reduction in endorsement activity and lower payrolls that has resulted in declining average renewal premium. In addition to the effects of the economy, the adverse impact of ratings downgrades could adversely affect written premium for the remainder of 2009. Written premium decreases for workers’ compensation business are expected to be more modest than for package business or commercial auto as management seeks to expand its underwriting appetite in selected industries and expand business written through payroll service providers. In 2009, average premium per policy in Small Commercial is expected to continue to decline due to written pricing decreases, a lower average premium on commercial auto business and the effect of declining mid-term endorsements. Written pricing in Small Commercial decreased by 2% in 2008.”
"Middle Market
Management expects that 2009 written premium for Middle Market will be lower due to a decrease in premium renewal retention that is primarily driven by a downturn in the economy that is impacting construction lines in Marine and payroll exposures for workers compensation. There is also the potential for renewal accounts to be more actively marketed due to concerns over the Company’s financial strength ratings. Written premium in Middle Market decreased by 7% in the first quarter of 2009 driven, in part, by lower earned audit premiums and the Company continuing to take a disciplined approach to evaluating and pricing risks in the face of declines in written pricing. Written pricing for Middle Market business declined by 5% in 2008 and while management expects written pricing to begin to stabilize in 2009, management expects carriers will continue to price new business more aggressively than renewals. Management will seek to compete for new business and protect renewals in Middle Market by, among other actions, refining its pricing models, increasing its willingness to write more workers’ compensation business on a mono-line basis and writing larger property policies and umbrella general liability policies.”

"Specialty Commercial
Within Specialty Commercial, management expects written premium to be significantly lower, primarily driven by the sale of the Company’s core excess and surplus lines property businesses and a decrease in professional liability, fidelity and surety written premium, particularly for public company directors’ and officers’ insurance and errors and omissions insurance. As a substantial portion of the Company’s professional liability, fidelity and surety portfolio is sensitive to ratings changes, further adverse changes of the Company’s ratings or market perception of our financial strength could further deteriorate Specialty Commercial’s written premium for 2009. Specialty Commercial written premium declined by 13% in the first quarter of 2009.”
We will continue to make such disclosures concerning the impact of rating agency actions in subsequent filings as necessary and when relevant.
SEC Comment 6:
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9. Separate Accounts, Death Benefits and Other Insurance Benefit Features, page F-65
Please refer to the table showing the Breakdown of Individual Variable and Group Annuity Account Value by GMDB/GMIB Type at December 31, 2008.
•	Revise the table and/or notes thereto:
•	To clarify whether “account value” represents the separate account liability as required by paragraph 38.d.(1) of SOP 03-1 and if so, to reconcile it to the $130,184 million balance shown on the balance sheet at December 31, 2008;

•	To include the amount of the December 31, 2008 liability for additional benefits and guarantees as required by paragraph 38.d.(2) of SOP 03-1 and indicate in which balance sheet caption this liability is included; and

•	To define net and retained net amount at risk.
•	Please revise to include the disclosure required by paragraph 38e of SOP 03-1

Company Response 6
A.	Account Value is not the same as the Separate Account Liability. When an individual or group purchases a variable annuity, they may invest their deposit in either general or separate account investment options. The total of their investment is the account value. The amount invested in separate account investment options represents the separate account liability. Net amount at risk is a function of the total account value, not just the separate account liability. Therefore, we disclose the total account value, by benefit type, subject to guaranteed benefit risk, rather than just the separate account liability. Our Japan variable annuities are not recorded in the separate account as they do not qualify for separate account treatment per the requirements of paragraph 11 of SOP 03-1. To clarify our table and reconcile to separate account liabilities, we will make the following revisions to the table showing the Breakdown of Individual Variable and Group Annuity Account Value by GMDB/GMIB Type in the Company’s Form 10-Q for the three and six months ended June 30, 2009, and in subsequent filings:
1.	We will add a note to the table clarifying that account value includes the contract holders’ investment in both the general and separate account as follows:
[Note] Account value includes the contractholder’s investment in the separate account and the general account.
2.	We will reconcile Subtotal Account Value Subject to U.S. Guaranteed Minimum Death Benefits to Subtotal Separate Account Liabilities Subject to U.S. Guaranteed Minimum Death Benefits.

3.	We will reconcile Subtotal Separate Account Liabilities Subject to U.S. Guaranteed Minimum Death Benefits to Total Separate Account Liabilities

Breakdown of Individual Variable and Group Annuity Account Value by GMDB/GMIB Type at December 31, 2008

			Retained Net	Weighted Average
	Account	Net Amount	Amount	Attained Age of
Maximum anniversary value (MAV)	Value	at Risk	at Risk	Annuitant
MAV only	$25,961	$14,743	$5,019	66
With 5% rollup	1,858	1,153	481	65
With Earnings Protection Benefit Rider (EPB)	5,068	2,447	241	62
With 5% rollup & EPB	742	400	75	65

Total MAV	33,629	18,743	5,816
Asset Protection Benefit (APB)	25,601	11,985	6,634	63
Lifetime Income Benefit (LIB) — Death Benefit	1,137	487	487	61
Reset (5-7 years)	3,440	1,190	1,189	67
Return of Premium /Other	17,321	3,889	3,638	58

Subtotal Account Value Subject to U.S. Guaranteed Minimum Death Benefits	81,128	36,294	17,764	63
Less: General Account Value Subject to U.S. Guaranteed Minimum Death Benefits	7,840

Subtotal Separate Account Liabilities Subject to U.S. Guaranteed Minimum Death Benefits	73,288

Separate Account Liabilities Not Subject to U.S. Guaranteed Minimum Death Benefits	56,896

Total Separate Account Liabilities	130,184

Japan Guaranteed Minimum Death and Income Benefit	29,726	9,151	7,761	67

B.	The amount of the December 31, 2008 liability for additional benefits and guarantees as required to be disclosed by paragraph 38.d.(2) of SOP 03-1 was disclosed on page F-65 and repeated below:
“Many of the variable annuity and universal life (“UL”) contracts issued by the Company offer various guaranteed minimum death, withdrawal, income, accumulation, and UL secondary guarantee benefits. UL secondary guarantee benefits ensure that the policy will not terminate, and will continue to provide a death benefit, even if there is insufficient policy value to cover the monthly deductions and charges. Guaranteed minimum death and income benefits are offered in various forms as described in further detail throughout this Note 9. The Company currently reinsures a portion of the death benefit guarantees associated with its in-force block of business. Changes in the gross U.S. guaranteed minimum death benefit (“GMDB”), Japan GMDB/guaranteed minimum income benefits (“GMIB”), and UL secondary guarantee benefits sold with annuity and/or UL products accounted for and collectively known as “SOP 03-1 reserve liabilities” are as follows:

			UL Secondary
	U.S. GMDB [1]	Japan GMDB/GMIB [1]	Guarantees [1]
Liability balance as of January 1, 2008	$529	$42	$19
Incurred	221	26	21
Paid	(269)	(42)	—
Unlock	389	164	—
Currency translation adjustment	—	39	—

Liability balance as of December 31, 2008	$870	$229	$40

[1] The reinsurance recoverable asset related to the U.S. GMDB was $595 as of December 31, 2008. The reinsurance recoverable asset related to the Japan GMDB was $31 as of December 31, 2008. The reinsurance recoverable asset related to the UL Secondary Guarantees was $16 as of December 31, 2008.”
In addition on page F-65, we disclosed within which balance sheet caption these liabilities are included. That disclosure is repeated below:

“The net SOP 03-1 reserve liabilities are established by estimating the expected value of net reinsurance costs and death and income benefits in excess of the projected account balance. The excess death and income benefits and net reinsurance costs are recognized ratably over the accumulation period based on total expected assessments. The SOP 03-1 reserve liabilities are recorded in reserve for future policy benefits in the Company’s consolidated balance sheets. Changes in the SOP 03-1 reserve liabilities are recorded in benefits, losses and loss adjustment expenses in the Company’s consolidated statements of operations. In a manner consistent with the Company’s accounting policy for deferred acquisition costs, the Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised. As described within the Unlock and Sensitivity Analysis in Note 1, the Company Unlocked its assumptions related to its SOP 03-1 reserves during the third quarter of 2008 and 2007.”
C.	We defined Retained Net Amount at Risk on page 182 of the Capital Market Risk Management section of the Form 10-K; however, we will add to footnote 9 of the table showing the Breakdown of Individual Variable and Group Annuity Account Value by GMDB/GMIB Type in the Company’s Form 10-Q for the three and six months ended June 30, 2009, and in subsequent filings, the following definition of net amount at risk and retained net amount at risk:
[9] Net amount at risk is defined as the guaranteed benefit in excess of the current account value. Retained net amount at risk is net amount at risk reduced by that amount which has been reinsured to third parties. Net amount at risk and retained net amount at risk are highly sensitive to equity markets movements. For example, as equity markets decline, net amount at risk and retained net amount at risk will generally increase.
D.	We disclosed the composition of separate account assets on page F-39 of Note 4 of Notes to the Consolidated Financial Statements. We will add to Note 9 the disclosure required by paragraph 38e of SOP 03-1 in the Company’s Form 10-Q for the three and six months ended June 30, 2009, and in subsequent filings. That disclosure will be in the following form:
“Account balances of contracts with guarantees were invested in variable separate accounts as follows:

As of December 31,
Asset type	2008
Equity securities (principally mutual funds)	$63,114
Cash and cash equivalents	10,174

Total	$73,288

As of December 31, 2008, approximately 16% of the equity securities above were invested in fixed income securities through these funds and approximately 84% were invested in equity securities.”

We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-4135.
Sincerely,
/s/ Beth A. Bombara
Beth A. Bombara
Senior Vice President and Controller